PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated September 12, 2022)	Registration No. 333-262242
Ermenegildo Zegna N.V.
Up to 231,391,056 Ordinary Shares
Up to 20,116,666 Ordinary Shares Issuable Upon Exercise of Warrants
Up to 6,700,000 Warrants

This prospectus supplement supplements the prospectus dated September 12, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-262242). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained herein.
The Prospectus and this prospectus supplement relate to the issuance by us of up to 20,116,666 of our ordinary shares, nominal value €0.02 per share (“Ordinary Shares”), which include up to (i) 6,700,000 Ordinary Shares issuable upon the exercise of 6,700,000 private placement warrants (the “Private Placement Warrants”) originally issued by us in a private placement transaction in connection with the Business Combination (as defined below) at an exercise price of $11.50 per Ordinary Share, and (ii) 13,416,666 Ordinary Shares issuable upon the exercise of 13,416,666 warrants (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”) originally issued to public shareholders of Investindustrial Acquisition Corp. (“IIAC”) in its initial public offering, and converted into warrants to purchase Ordinary Shares at the closing of the Business Combination at an exercise price of $11.50 per Ordinary Share. The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders or their permitted transferees of (a) up to 231,391,056 Ordinary Shares (including (i) up to 36,735,551 Ordinary Shares issued to certain selling securityholders concurrently with the closing of the business combination (the “Business Combination”) between us and IIAC, (ii) up to 6,700,000 Ordinary Shares issuable upon exercise of our Private Placement Warrants, and (iii) up to 187,955,505 Ordinary Shares currently held by certain selling shareholders) and (b) up to 6,700,000 of our Private Placement Warrants. The Prospectus and this prospectus supplement also cover any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.
The Ordinary Shares and our Public Warrants are listed on the New York Stock Exchange (“NYSE”) under the symbols “ZGN” and “ZGN WS,” respectively. On October 26, 2022, the closing sale price as reported on NYSE of the Ordinary Shares was $10.88 per share and of our Public Warrants was $1.85 per Public Warrant.
This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus.
This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.
Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in “Risk Factors” beginning on page 8 of the Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is October 27, 2022.

On October 27, 2022 Ermenegildo Zegna N.V. (“Zegna Group,” “the Group,” or “the Company”), owner of the Zegna and Thom Browne brands, announced unaudited revenues of €357 million for the Third Quarter of 2022, an increase of 27.5% year-over-year.1 The Group’s revenues reached €1.09 billion for the first nine months of the year, up 22.9% from the first nine months of 2021.
Select Highlights
•Continued global growth for Zegna and Thom Browne
◦Strong performance for the quarter and for the first nine months of 2022 despite ongoing macroeconomic challenges around the world. Growth in every geography in the third quarter, including a rebound in the Greater China Region.

•Our Road to Iconicity: Real Madrid Partnership
◦Announced a partnership with Real Madrid in August through which Zegna will become the official luxury travelwear partner for the world’s most successful football club.

•Alessandro Sartori named WWD’s Menswear Designer of the Year
◦Zegna artistic director Alessandro Sartori was awarded WWD’s 2022 Menswear Designer of the Year in recognition of his innovative vision that has taken the brand in new directions.

•Thom Browne Returns to Paris Women's Fashion Week

◦Return to Paris Fashion Week for Thom Browne with its well-attended Spring 2023 Fashion Show. Positive media coverage and reviews across traditional and social media, as well as from VIPs and celebrities.

•Our Road of Responsible Growth: Sustainability Activities and Ambition
◦Launched Oasi Cashmere, with the goal of 100% of the cashmere used in this collection being fully traceable by 2024.
◦Received the Biodiversity Conservation Award at the 2022 CNMI Sustainable Fashion Awards for Oasi Zegna, which is supported by Zegna Group.
•Our Commitment to Our Communities
◦Starting in Europe, in response to the ongoing energy crisis, launched a Group-wide energy efficiency plan that is targeting a 10% reduction in energy consumption from 2021 levels by 2023 in non-industrial sites. Initially implemented at Lanificio Ermenegildo Zegna, the Group's factories in Italy and Switzerland, and stores and offices in Europe. Key initiatives include:
▪Modifying indoor standard temperatures at all industrial sites, offices, and stores in alignment with requirements recently issued by the Italian government or other jurisdiction-specific restrictions.
▪Increasing efficiency on lighting and machinery, optimizing operating hours, and greater reliance on automatic switches.
▪Adjusting the lighting in our shops to an as-needed basis and turning off window lighting between the hours of 10 pm and 8 am.
▪Launching an energy awareness campaign targeting the Group’s workforce that encourages the adoption of electricity-, gas-, and water-saving practices at work and at home and that rewards employee actions and behaviors that promote energy efficiency.

Review of Third Quarter 2022 Revenues
For the third quarter of 2022, Zegna Group posted revenues of €357 million, up 27.5% year-over-year, and bringing revenues for the first nine months of the year to €1.09 billion, up 22.9% year-over-year.

Revenues by Segment

Zegna: The Zegna segment, which includes Zegna branded products as well as the Textile and Third-Party Brands product lines, continues to show robust growth, with revenues for the quarter of €289 million, up 27.2% year-over-year, showing an acceleration in 3Q thanks to the strength of all product lines.
1 All growth rates referenced in this release are year-over-year measurements unless specified otherwise and are expressed at actual foreign exchange rates.

Thom Browne: The Thom Browne segment continues to be a significant growth driver for the Group, with revenues for the quarter of €69 million, up 29.5% year-over-year.

Revenues by Product Line

Zegna Branded Products: Zegna branded products revenues grew 18.6% year-over-year, reaching €224 million for the quarter. This is a result of the continued success of the Zegna One Brand strategy that was fully launched in our stores at the beginning of July. Our focus on luxury leisurewear continues to prove successful, with steady growth in that line, particularly in knitwear, while the growth in shoes remains robust. Our Tailoring and Made-to-Measure lines have also seen a strong rebound this quarter, particularly in the U.S.

Thom Browne: Thom Browne revenues grew 29.8% year-over-year, reaching €69 million. Womenswear continues to grow faster than menswear, now accounting for almost 30% of the brand’s revenues. Growth across the brand is supported by strong wholesale demand, e-commerce growth through T-Mall in the Greater China Region, and four new store openings during the quarter, bringing the total of directly operated stores to 57 as of September 30, 2022 - up from 53 as of June 30, 2022. The recent appointment of founder Thom Browne as the next Chairman of the Council of Fashion Designers of America is yet another sign of the brand's growing success and momentum.

Textile: Textile revenues for the quarter reached €30 million, up 33.3% year-over-year, with growth across Lanificio Ermenegildo Zegna, Bonotto, and Dondi. Tessitura Ubertino was consolidated as part of the Group as of June 2021. In the first nine months of 2022, Tessitura Ubertino contributed an additional €3.9 million in revenues compared with the first nine months of 2021.

Third-Party Brands: Third-Party Brands revenues grew 64.2% year-over-year, reaching €32 million for the quarter thanks to strong contributions from Tom Ford and Gucci, the latter having more than doubled in comparison to the third quarter of 2021.

Revenues by Geography

The Group continues to see significant growth across all geographies. The Greater China Region has returned to growth for the quarter, enjoying a solid rebound in July and August before new lockdowns started having a negative impact in September. We continue to see dynamic growth in the Middle East and ongoing strength in the U.S. and Europe.

Revenues in the Greater China Region amounted to €116 million for the quarter, up 3.0% year-over-year. This follows the rebound we saw at the end of the second quarter due to the relaxing of COVID-19-related restrictions across several cities in China. Growth for all of APAC was at 13.7% for the quarter, with revenues reaching €153 million. Growth for the quarter was due to the positive DTC performance for both the Zegna and Thom Browne segments before the renewed lockdowns in September that occurred in major Chinese cities, including Chengdu, Shenzhen, and Tianjin.

The EMEA region exhibited the strongest growth for the quarter, at 42.8% year-over-year to reach €119 million in revenues. Of that, €16 million came from the Middle East and Africa (MEA2) region, an 86.4% growth year-over-year for the quarter. The UK also continued to grow, with revenues for the quarter growing 61.6% year-over-year to €15 million.

Revenues for the Americas grew at 38.6% for North America and 33.2% for Latin America, with revenues for the quarter of €77 million and €7 million, respectively. The U.S., an area of focus and strategic growth for the Group, saw revenues increase 38.3% year-over-year to €69 million for the quarter.

Revenues by Channel

Revenues from the Group’s directly operated store network, including e-commerce, were €217 million for the quarter, a 20.7% increase year-over-year. Of that, €180 million was from Zegna branded products and €37 million from Thom Browne - a growth of about 21% for both segments over last year.

Growth in Zegna DTC revenues was driven by strong performance in EMEA, particularly in the Middle East, as well as in the Americas. The September decline in the Greater China Region due to renewed lockdowns was offset by a strong July and August, leading to an overall flat DTC performance for Zegna-branded products in the quarter.
2 MEA includes Middle East and African countries, as well as Turkey.

Thom Browne DTC revenues grew 21.6% year-over-year for the quarter, thanks to positive performance across all geographies, including the Greater China Region, which benefited from the additional contribution from e-commerce through T-Mall and new store openings.

Wholesale revenues grew 32.2% year-over-year for the quarter to reach €139 million, with Thom Browne showing particularly robust growth of 41% year-over-year for the quarter to reach €33 million. Third-Party Brands and Textile also grew at nearly 50% year-over-year to reach €63 million.

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Third Quarter 2022 and First Nine Months to September 30, 2022 - Group Unaudited Revenues

Group Revenues by Segment (Unaudited)

(€ thousands, except percentages)	9M 2022	9M 2021	△% vs 9M 2021	1H 2022	1H 2021	△% vs 1H 2021	3Q 2022	3Q 2021	△% vs 3Q 2021
	UNAUDITED	UNAUDITED		UNAUDITED	UNAUDITED		UNAUDITED	UNAUDITED

Revenues	1,085,867	883,328	22.9%	728,993	603,340	20.8%	356,874	279,988	27.5%
Zegna segment	842,229	693,235	21.5%	552,966	465,899	18.7%	289,263	227,336	27.2%
Thom Browne segment	255,073	196,069	30.1%	185,769	142,553	30.3%	69,304	53,516	29.5%
Eliminations	(11,435)	(5,976)	n.m.	(9,742)	(5,112)	n.m.	(1,693)	(864)	n.m.
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Note: throughout this section “n.m.” means not meaningful

Group Revenues by Product Line (Unaudited)

(€ thousands, except percentages)	9M 2022	9M 2021	△% vs 9M 2021	1H 2022	1H 2021	△% vs 1H 2021	3Q 2022	3Q 2021	△% vs 3Q 2021
	UNAUDITED	UNAUDITED		UNAUDITED	UNAUDITED		UNAUDITED	UNAUDITED

Revenues	1,085,867	883,328	22.9%	728,993	603,340	20.8%	356,874	279,988	27.5%
Zegna branded products	649,568	565,359	14.9%	425,252	376,182	13.0%	224,316	189,177	18.6%
Thom Browne	254,346	195,496	30.1%	185,166	142,219	30.2%	69,180	53,277	29.8%
Textile	99,256	67,202	47.7%	68,968	44,478	55.1%	30,288	22,724	33.3%
Third Party Brands	79,604	52,554	51.5%	47,341	32,901	43.9%	32,263	19,653	64.2%
Agnona	45	434	(89.6%)	35	323	(89.2%)	10	111	(91.0%)
Other	3,048	2,283	33.5%	2,231	7,237	(69.2%)	817	(4,954)	n.m.
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Zegna branded products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties.

Group Revenues by Geographical Area (Unaudited)

(€ thousands, except percentages)	9M 2022	9M 2021	△% vs 9M 2021	1H 2022	1H 2021	△% vs 1H 2021	3Q 2022	3Q 2021	△% vs 3Q 2021
	UNAUDITED	UNAUDITED		UNAUDITED	UNAUDITED		UNAUDITED	UNAUDITED

Revenues	1,085,867	883,328	22.9%	728,993	603,340	20.8%	356,874	279,988	27.5%
EMEA (1)	379,826	265,988	42.8%	260,627	182,531	42.8%	119,199	83,457	42.8%
of which Italy	171,108	118,846	44.0%	125,996	84,682	48.8%	45,112	34,164	32.0%
of which UK	38,608	23,618	63.5%	23,544	14,295	64.7%	15,064	9,323	61.6%
of which MEA (2)	44,999	26,404	70.4%	28,948	17,791	62.7%	16,051	8,613	86.4%
North America (3)	212,280	126,265	68.1%	135,275	70,701	91.3%	77,005	55,564	38.6%
of which United States	193,594	115,201	68.0%	124,291	65,074	91.0%	69,303	50,127	38.3%
Latin America (4)	19,558	12,398	57.8%	12,525	7,118	76.0%	7,033	5,280	33.2%
APAC (5)	471,744	475,410	(0.8%)	318,825	340,875	(6.5%)	152,919	134,535	13.7%
of which Greater China Region	363,453	401,417	(9.5%)	247,193	288,571	(14.3%)	116,260	112,846	3.0%
of which Japan	44,718	36,842	21.4%	30,240	24,501	23.4%	14,478	12,341	17.3%
Other (6)	2,459	3,267	(24.7%)	1,741	2,115	(17.7%)	718	1,152	(37.7%)
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(1)EMEA includes Europe, the Middle East and Africa.
(2)MEA includes Middle East countries, African countries and Turkey
(3)North America includes the United States of America and Canada.
(4)Latin America includes Mexico, Brazil and other Central and South American countries.
(5)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries. Greater China Region includes the Chinese mainland, Hong Kong S.A.R., Macau S.A.R. and Taiwan.
(6)Other revenues mainly include royalties and certain sales of old season products.

Group Revenues by Channel (Unaudited)

(€ thousands, except percentages)	9M 2022	% on Revenues	9M 2021	% on Revenues	△% vs 9M 2021	1H 2022	1H 2021	△% vs 1H 2021	3Q 2022	3Q 2021	△% vs 3Q 2021
	UNAUDITED		UNAUDITED			UNAUDITED	UNAUDITED		UNAUDITED	UNAUDITED

Revenues	1,085,867	100.0%	883,328	100.0%	22.9%	728,993	603,340	20.8%	356,874	279,988	27.5%
Direct to Consumer (DTC) - Zegna branded products	542,228		467,446		16.0%	361,850	317,814	13.9%	180,378	149,632	20.5%
Direct to Consumer (DTC) - Thom Browne branded products	102,719		90,789		13.1%	66,174	60,734	9.0%	36,545	30,055	21.6%
Total Direct to Consumer (DTC)	644,947	59.4%	558,235	63.2%	15.5%	428,024	378,548	13.1%	216,923	179,687	20.7%
Wholesale Zegna branded products	107,340		97,913		9.6%	63,402	58,368	8.6%	43,938	39,545	11.1%
Wholesale Thom Browne branded products	151,627		104,707		44.8%	118,992	81,485	46.0%	32,635	23,222	40.5%
Wholesale Third Party Brands and Textile	178,860		119,756		49.4%	116,309	77,379	50.3%	62,551	42,377	47.6%
Wholesale Agnona	45		434		(89.6%)	35	323	(89.2%)	10	111	(91.0%)
Total Wholesale	437,872	40.3%	322,810	36.5%	35.6%	298,738	217,555	37.3%	139,134	105,255	32.2%
Other	3,048	0.3%	2,283	0.3%	33.5%	2,231	7,237	(69.2%)	817	(4,954)	n.m.

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Group Monobrand(1) Store Network as of September 30, 2022

	As of September 30, 2022			As of December 31, 2021
# Stores	ZEGNA	THOM BROWNE	GROUP	ZEGNA	THOM BROWNE	GROUP
EMEA	66	10	76	69	9	78
Americas (2)	52	6	58	50	5	55
APAC	124	41	165	126	38	164
Total Direct to Customer (DTC)	242	57	299	245	52	297
EMEA	66	5	71	89	5	94
Americas (2)	68	3	71	74	3	77
APAC	32	30	62	32	30	62
Total Wholesale	166	38	204	195	38	233
Total	408	95	503	440	90	530
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(1)Monobrand store count includes our DOSs (which are divided into boutiques and outlets) and our Wholesale monobrand stores (including also monobrand franchisees).
(2)Americas include North America and Latin America.
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